David Bonser Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5868 F +1 202 637 5910 David.bonser@hoganlovells.com www.hoganlovells.com

August 16, 2013

BY EDGAR AND COURIER

Mr. Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QTS Realty Trust, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted July 11, 2013
CIK No. 0001577368

Dear Mr. Kluck:

This letter is submitted on behalf of QTS Realty Trust, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 30, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11 submitted confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), to the Commission on July 11, 2013 (the “Confidential Registration Statement”). The Company is concurrently publicly filing a Registration Statement on Form S-11 (the “Registration Statement”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Confidential Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Confidential Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

Mr. Tom Kluck

Division of Corporation Finance

August 16, 2013

Use of Proceeds, page 45

1.	If the indebtedness to be repaid was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section in the Registration Statement to disclose the use of proceeds from the Company’s unsecured revolving credit facility, which was obtained in May 2013 and which is being paid down with the net proceeds of this offering.

Distribution Policy, page 46

2.	We note the amounts in the table have not been provided. Please supplementally provide a completed table or advise.

Response to Comment No. 2

In response to the Staff’s comment, the Company is supplementally providing a completed table for the “Distribution Policy” section in the Registration Statement (excluding amounts dependent on the offering information).

Principal and Selling Stockholders, page 150

3.	Please disclose the amount of securities to be offered by each selling stockholder. See Item 507 of Regulation S-K.

Response to Comment No. 3

In response to the Staff’s comment, the Company intends to include the amount of securities to be offered by the Selling Stockholder in an amendment to the Registration Statement, as it has not been determined how many shares of Class A common stock the Selling Stockholder will sell to the underwriters.

Shares Eligible for Future Sale, page 162

4.	Please disclose the number of holders of each class of common equity. See Item 201(b) of Regulation S-K.

Mr. Tom Kluck

Division of Corporation Finance

August 16, 2013

Response to Comment No. 4

In response to the Staff’s comment, the Company has added disclosure to the “Shares Eligible for Future Sale” section in the Registration Statement regarding the number of holders of each class of the Company’s common stock prior to the offering.

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The Company respectfully believes that the proposed modifications to draft Amendment No. 1, as set forth in the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Sincerely,

/s/ David W. Bonser

David W. Bonser

Enclosures

cc:	Erin E. Martin

Bill Demarest

Dan Gordon

Securities and Exchange Commission

Chad L. Williams

William H. Schafer

Shirley E. Goza

QTS Realty Trust, Inc.

Eve. N. Howard

Matt N. Thomson

Hogan Lovells US LLP

J. Gerard Cummins

Sidley Austin LLP

John Passanisi

Ernst & Young LLP